SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

P.E. 9/1/02

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 20 2002
WASH, D.C. 155

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

02046678

For the month of September, 2002

TESMA INTERNATIONAL INC.

1000 Tesma Way, Concord, Ontario L4K 5R8

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC. (Registrant)

By: ______________________________
Stefan T. Proniuk
Vice-President, Secretary and General Counsel

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

Date: September 19, 2002

EXHIBITS

Exhibit 1

The Fiscal 2002 Fourth Quarter and Year-End Results Press Release of the Registrant, including its consolidated financial statements for the three month (unaudited) and twelve month (audited) periods ended July 31, 2002.

PRESS RELEASE

TESMA INTERNATIONAL INC.
Tesma Announces Fiscal 2002 Fourth Quarter and Year-End Results

September 19, 2002, Concord, Ontario, Canada...**Tesma International Inc.** (TSX:TSM.A; NASDAQ:TSMA) a global supplier of highly-engineered engine, transmission and fueling systems and modules for the automotive industry, today reported results for the quarter and year ended July 31, 2002.

	Three Months Ended July 31		Twelve Months Ended July 31	
	(Canadian dollars in millions, except per share and share figures)			
	2002	2001	2002	2001
Sales	$347.4	$304.5	$1,341.6	$1,202.1
Income before income taxes	$ 33.6	$ 25.7	$ 128.1	$ 124.2
Net income	$ 22.5	$ 25.6	$ 83.8	$ 88.8
Operating cash flow	$ 44.8	$ 33.3	$ 153.2	$ 134.4
Basic earnings per share	$ 0.76	$ 0.88	$ 2.85	$ 3.04
Diluted earnings per share	$ 0.74	$ 0.86	$ 2.81	$ 3.00
Weighted average number of shares outstanding on a diluted basis (in millions)	30.3	29.7	29.8	29.6

Consolidated Results

For the quarter, sales were up 14% to $347.4 million, boosted by an increase in North American vehicle production volumes of 6% to 4.1 million units, from 3.9 million units in the prior year. In addition, sales growth was achieved from increases in our North American and European content per vehicle to $52.90 and €13.36, respectively (from $49.99 and €12.49, respectively, a year ago), a $4.6 million increase in tooling sales to $29.7 million (our highest quarterly level ever), a significant strengthening of the Euro versus the Canadian dollar in the quarter and continued growth in export sales. Sales for the year increased 12% to $1,341.6 million, despite flat North American vehicle production volumes and a 5% decline in European vehicle production volumes. For the year, the strengthening of the Euro and U.S. dollar versus the Canadian dollar increased Tesma's reported sales by over 1%.

For the quarter, income before income taxes increased by 31% to $33.6 million from $25.7 million a year ago, largely due to the additional margin resulting from the increase in North American production volumes, increased volumes and higher content on some existing and newly-launched production programs, improved operating efficiencies, including our North American die casting facility and the non-recurring foreign exchange translation loss of $3.4 million booked in the prior year. These positive effects were partially offset by the 4% decrease in European vehicle production volumes in the quarter, higher operating costs at certain facilities which are in the midst of, or preparing for, the launch of significant new programs, continued investments in product engineering, research and development, higher depreciation on additional investments in capital assets for new business and higher interest expense. Net income for the quarter decreased 12% to $22.5 million from $25.6 million a year ago. Positively impacting net income for the quarter in the prior year, however, was $6.0 million in tax refunds (net of related foreign exchange translation losses booked) realized by the Company for a tax planning strategy implemented at two of its German subsidiaries to recover taxes paid at higher rates in prior years. Net income for the quarter in the current year was actually 15% higher than the prior year adjusted for the tax refunds.

Income before income taxes for the year increased 3% to $128.1 million compared to $124.2 million a year ago. Net income for the year decreased to $83.8 million from $88.8 million in fiscal 2001, reflecting the one-time nature of the tax refunds discussed above.

For the fourth quarter, diluted earnings per share was $0.74 compared to $0.86 a year ago. Tesma's diluted earnings per share for the year was $2.81, down from $3.00 in the same period a year ago. The impact of the tax refunds in the prior year on diluted earnings per share amounted to $0.20 for both the quarter and year-to-date figures.

North American Operations

Tesma operates 15 manufacturing facilities in North America (13 in Canada and 2 in the U.S.) with 3,400 employees. For the quarter, the Company's North American operations reported sales were $263.4 million, up 11% from $238.1 million in the prior year and for the full year, sales were $1,058.9 million, an increase of 12% over fiscal 2001. This fiscal year improvement reflects the increased volumes of the Vortec 4200 engine used in the GM SUV family, as well as increased volumes and content on the GM L850 and Line 6 engine programs, Ford's Modular V8 engine program and significant volume increases for various water management programs. In addition, the sales increase reflects the launch of our first North American fuel filler tube assembly for the Saturn VUE, higher volumes on the GM 1/2 accumulator cover and stator shaft programs, increased volumes on certain tensioner and alternator decoupler programs and higher exports.

For the quarter, income before income taxes increased 52% from $21.1 million to $32.0 million due to the increased gross margin on higher sales levels offset somewhat by higher S, G & A and depreciation costs. Income before income taxes for the year increased by 12% to $116.1 million, compared to $103.6 million a year ago.

European Operations

Tesma's 5 European operations, located in Germany and Austria, employ 1,100 employees. For the quarter, sales from these operations increased 32% from $56.8 million in the prior year to $75.0 million. For the year, sales increased 15% to $253.6 million compared to the prior year, despite a 5% decline in vehicle production. The fiscal year increase reflects growth in our European fuel divisions. A significant portion of this growth was engineering and tooling sales for upcoming fuel tank production program launches for the VW Group and Volvo. The remaining growth is related to additional new launches of engine and drivetrain programs, fuel components and assemblies and a significant strengthening of the Euro relative to the Canadian dollar which caused translated sales to increase by approximately $13.4 million compared to fiscal 2001.

For the quarter, income before income taxes decreased 78% from $2.7 million a year ago to $0.6 million and for the year, declined by 39% to $10.5 million. The prior year also included a $3.4 million loss on foreign currency translation. The decrease in income before income taxes for the quarter and the year is due mainly to significant increases in operating and development costs incurred to support the upcoming launches of new fuel tank and filler pipe programs, continued losses at our die cast facility in Germany and the impact of the decline in European production volumes.

Asian Operations

Tesma's 2 Asian manufacturing facilities in South Korea employ 200 people. Sales for the quarter were up 14% to $15.1 million from $13.2 million a year ago. For the year, sales increased by 2% to $46.4 million from $45.6 million in fiscal 2001. The increase in the quarter is due primarily to increased sales of the FN oil pump to Ford in the U.S. and higher sales to Korean domestic customers. For the year, sales increased due to the launch and ramp up of new products for GM and the VW Group in Europe partially offset by a weaker Won versus the Canadian dollar and slightly lower volumes for sales of the FN oil pump to Ford in the U.S.

Income before income taxes for the quarter decreased to $1.0 million compared to $1.9 million a year ago. For the year, higher sales offset by higher research and development costs on several new programs and an increase in marketing costs, caused income before income taxes for this segment (which includes our engineering and marketing offices in Brazil, Japan and Korea) to decrease to $1.5 million from $3.4 million a year ago.

Cash Flow

Cash provided from operations, excluding changes in non-cash working capital, increased by $11.5 million in the quarter to $44.8 million and increased $18.8 million to $153.2 million for the year. For the quarter, cash provided by operating activities was $56.6 million compared to $22.8 million in the same period a year ago. Investment activities for the quarter included $19.0 million for capital and other asset additions (net of disposals), down from $28.1 million for the same period last year. For the year, spending for investing activities was up $22.9 million to $122.4 million from $99.5 million in fiscal 2001. The increase for the year is due mainly to new equipment for upcoming program launches and approximately $25.3 million spent for real estate including a new manufacturing facility in our Transmission Technologies Group, expansions at five other manufacturing facilities and the new corporate offices. Cash provided from financing activities was $80.7 million in the current quarter versus cash used in the prior year period of $7.9 million and for the year, cash from financing activities increased to $56.0 million compared to $21.6 million used a year ago. The increase is due mainly to $95.8 million of cash proceeds, net of issuing expenses, on the 2,850,000 Class A Subordinate Voting Shares issued in a public offering which was completed in July 2002, offset by repayments of indebtedness and long term debt.

For the year, an increase in the amount of non-cash charges (mainly depreciation and future taxes) and a decline in the amount of cash invested in non-cash working capital compared to a year ago significantly increased cash provided by operating activities to $143.7 million for the current fiscal year compared to $73.5 million in fiscal 2001.

Cash balances net of bank indebtedness at the end of the year were $146.7 million, an increase of $95.7 million over last year, due mainly to the net proceeds received on the July 2002 share offering discussed earlier.

Dividends

The Tesma Board of Directors today declared a dividend in respect of the fourth quarter of fiscal 2002 of $0.16 per share on the Class A Subordinate Voting and Class B Shares payable on October 14, 2002 to shareholders of record on September 30, 2002.

Year End and Reporting Currency Changes

The Tesma Board of Directors have unanimously approved the change of the Company's year end to December commencing December 31, 2002. As a result of this change, Tesma will begin to report results on a calendar year basis effective January 1, 2003. This change to a fiscal calendar year for Tesma will make our results more comparable with those of many of our peers in the automotive parts supply industry.

Today, the Board of Directors also approved the change in Tesma's financial reporting currency to the U.S. dollar concurrent with the year-end change.

Outlook

During the most recent quarter, North American OEM production volumes continued to be strong as vehicle production increased 6% in the quarter. The increased production levels were most prominent at GM, our largest customer, where "zero percent financing" campaigns were extended through July and resulting inventory levels remained significantly lower than the prior year. We anticipate that based on industry production forecasts, volumes through the end of the calendar year will approximate 7 million units which is 5% higher than the same period a year ago. In Europe, we expect continued weakness for the balance of 2002 and therefore we remain cautious in our expectations, anticipating production to be substantially unchanged from the same period a year ago. Given these forecasts, it is expected that Tesma will experience overall sales growth in the range of 10% for the five-month period ending December 2002.

"Our 2002 fiscal year was a strong one," stated Anthony Dobranowski, Tesma's President and Chief Financial Officer. "We were successful in securing new business and expanding our customer base and we continue to focus our strategy on further developing our technological capabilities to provide more sophisticated and complex modules and systems. With our solid financial position and the proceeds raised from our recent share offering, we are in an excellent position to capitalize on opportunities that will further enhance our global presence and product capabilities."

Tesma employs over 4,700 employees in North America, Europe and Asia in 22 manufacturing facilities and two research centres.

Tesma will hold a conference call to discuss its fiscal 2002 fourth quarter and year-end results on September 20, 2002 at 9:30 a.m. EST. The numbers for this call are 416-641-6685 (local/overseas) or 1-888-617-7832 (North America), with call-in required 10 minutes prior to the start of the conference call. The conference call will be chaired by Anthony Dobranowski, Tesma's President and Chief Financial Officer. A taped replay of the conference call will also be made available until 12:00 midnight on October 4, 2002. The numbers for the replay are 416-626-4100, reference number 20270656 (local/overseas) or 1-800-558-5253, reference number 20279786 (North America). The conference call can also be accessed by webcast at www.newswire.ca/webcast and will be available for a 30 day period.

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In the case of Tesma, these factors include, but are not limited to: Tesma's operating and/or financial performance; changes in the various economies in which Tesma operates; Tesma's relationship with Magna International Inc.; fluctuations in interest rates; environmental emission and safety regulations; fuel prices; the continuation and extent of outsourcing by automotive manufacturers; industry cyclicality (including reductions or increases in production volumes or product mix); trade and labour disruptions; customer pricing pressures, price concessions and cost absorptions; warranty, recall and product liability claims; program cancellations or delays in program launches; Tesma's dependence on certain engine and transmission programs; Tesma's relationships with and dependence on certain customers; currency exposure; technological developments by Tesma's competitors; governmental, environmental and regulatory policies; changes in the competitive environment in which Tesma operates; and other factors as set out in Tesma's Annual Information Form and Form 40-F and other public filings. Tesma expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information please contact: Anthony E. Dobranowski at (905) 417-2155. Alternatively, forward e-mail requests to tony.dobranowski@tesma.com or visit Tesma's website @ www.tesma.com.

TESMA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars in thousands)

	As at July 31, 2002 (audited)	As at July 31, 2001 (audited)
ASSETS		
Current assets:		
Cash and cash equivalents	$176,759	$ 95,703
Accounts receivable (Note 6)	198,383	172,803
Inventories	105,829	93,735
Future tax assets	7,141	9,570
Prepaid expenses and other	12,279	11,091
	500,391	382,902
Capital assets (Note 6)	429,626	349,008
Goodwill (Notes 2(a) and 3)	20,774	19,231
Other assets	8,603	7,199
	$959,394	$758,340
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 30,053	$ 44,706
Accounts payable (Note 6)	106,316	86,581
Accrued salaries and wages	42,128	35,868
Other accrued liabilities	36,139	30,178
Income taxes payable	7,448	11,019
Future tax liabilities	19,368	2,337
Long-term debt due within one year	4,420	4,342
	245,872	215,031
Long-term debt	75,172	77,221
Future tax liabilities	19,144	31,863
SHAREHOLDERS' EQUITY		
Class A Subordinate Voting Shares (Note 5) (authorized: unlimited, issued: 18,074,779; July 31, 2001 – 15,042,379)	$287,027	$187,643
Class B Shares (Note 5) (authorized: unlimited, issued: 14,223,900; July 31, 2001 – 14,223,900)	2,583	2,583
Retained earnings	317,579	252,435
Currency translation adjustment	12,017	(8,436)
	619,206	434,225
	$959,394	$758,340

See accompanying notes

TESMA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(Canadian dollars in thousands, except share and per share figures)

	THREE MONTHS ENDED July 31 (unaudited)		TWELVE MONTHS ENDED July 31 (audited)	
	2002	**2001** (restated – Note 2 (c))	**2002**	**2001** (restated – Note 2 (c))
Sales (Note 6)	$347,375	$304,480	$1,341,616	$1,202,144
Cost of goods sold (Note 6)	269,441	240,187	1,047,294	931,896
Selling, general and administrative (Note 6)	23,773	20,077	85,283	77,414
Depreciation and amortization (Note 2(a))	14,822	13,387	58,663	51,646
Affiliation fees and other charges (Note 6)	4,566	4,347	18,251	15,271
Interest, net (Note 6)	1,157	823	4,013	1,697
Income before income taxes	33,616	25,659	128,112	124,220
Income taxes	11,159	41	44,272	35,425
Net income for the period attributable to Class A Subordinate Voting Shares and Class B Shares	22,457	25,618	83,840	88,795
Retained earnings, beginning of period	299,741	231,345	252,435	186,554
Dividends on Class A Subordinate Voting Shares and Class B Shares	(4,619)	(4,528)	(18,696)	(18,552)
Cumulative adjustment for change in accounting policy (Note 2 (b))	-	-	-	(3,945)
Surrender of stock options	-	-	-	(417)
Retained earnings, end of period	$317,579	$252,435	$317,579	$252,435
Earnings per Class A Subordinate Voting Share or Class B Share (Note 2 (c))				
Basic	$0.76	$0.88	$2.85	$3.04
Diluted	$0.74	$0.86	$2.81	$3.00
Average number of Class A Subordinate Voting Shares and Class B Shares outstanding (in millions) (Note 2 (c))				
Basic	29.8	29.3	29.5	29.2
Diluted	30.3	29.7	29.8	29.6

See accompanying notes

TESMA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars in thousands)

	THREE MONTHS ENDED July 31 (unaudited)		TWELVE MONTHS ENDED July 31 (audited)	
	2002	2001	2002	2001
CASH PROVIDED FROM (USED FOR):				
OPERATING ACTIVITIES				
Net income	$22,457	$25,618	$83,840	$88,795
Items not involving current cash flows	22,368	7,710	69,397	45,588
	44,825	33,328	153,237	134,383
Net changes in non-cash working capital	11,814	(10,502)	(9,511)	(60,857)
	56,639	22,826	143,726	73,526
INVESTING ACTIVITIES				
Capital asset additions (Note 6)	(19,155)	(26,909)	(122,033)	(97,625)
Increase in other assets	(115)	(1,258)	(1,735)	(1,452)
Increased investment in subsidiaries	-	-	(801)	(800)
Proceeds from disposal of capital and other assets	308	82	1,523	425
Cash and cash equivalents acquired on additional investment in subsidiary (Note 3)	-	-	599	-
	(18,962)	(28,085)	(122,447)	(99,452)
FINANCING ACTIVITIES				
Issuance of Class A Subordinate Voting Shares, net of related costs (Note 5)	96,194	464	97,967	1,792
Dividends on Class A Subordinate Voting Shares and Class B Shares	(4,619)	(4,528)	(18,696)	(18,552)
Decrease in bank indebtedness	(9,275)	(11,113)	(18,357)	(3,407)
Repayments of long-term debt	(1,603)	(1,525)	(5,083)	(9,750)
Issues of long-term debt	-	8,753	124	8,753
Surrender of stock options	-	-	-	(417)
	80,697	(7,949)	55,955	(21,581)
Effect of exchange rate changes on cash and cash equivalents	2,250	(391)	3,822	106
Net increase (decrease) in cash and cash equivalents during the period	120,624	(13,599)	81,056	(47,401)
Cash and cash equivalents, beginning of period	56,135	109,302	95,703	143,104
Cash and cash equivalents, end of period	$176,759	$95,703	$176,759	$95,703

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2001 Annual Report, except as described in Note 2 (a).

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended July 31, 2001, as contained in the Company's 2001 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at July 31, 2002 and the results of operations and cash flows for the three month and twelve month periods ended July 31, 2002 and 2001.

2. Accounting Changes

(a) In 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") new recommendations under Handbook Section 3062, "Goodwill and Other Intangible Assets" for goodwill and intangible assets. The new rules require non-amortization of existing and future goodwill and intangible assets that meet the criteria for indefinite life and accordingly, the Company ceased recording goodwill amortization effective August 1, 2001. Instead, the Company must determine at least once annually, whether the fair value of each reporting unit to which goodwill has been attributed is less than the carrying value of the reporting unit's net assets including goodwill, thus indicating impairment. Any impairments are then recorded as a separate charge against earnings and a reduction of the carrying value of goodwill.

In accordance with the new recommendations, the Company prospectively applied these new rules without restatement of any comparative periods. However, if retroactively applied, net income attributable to Class A Subordinate Voting and Class B Shares for the comparative years ended July 31, 2001 and July 31, 2000 would have been higher by $1.7 million and $1.6 million, respectively. Similarly, basic and diluted earnings per Class A Subordinate Voting Share or Class B Share would each have been approximately $0.06 higher in each of the comparative years.

(b) In fiscal 2001, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Handbook Section 3465, "Income Taxes", for the accounting and disclosure of income taxes.

These recommendations were adopted without restating the financial statements of any prior periods and the cumulative adjustment as a result of adopting the recommendations was recorded as a decrease in retained earnings of $3.9 million and an increase in future tax liabilities of $3.9 million.

(c) In fiscal 2001, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Handbook Section 3500, "Earnings Per Share", for the presentation and disclosure of basic and diluted earnings per share. The Company adopted the new recommendations retroactively, and accordingly, the presentation in the consolidated financial statements of the Company for the comparative periods presented were restated.

The retroactive impact of adopting the new recommendations on the year ended July 31, 2001 was to increase diluted earnings per Class A Subordinate Voting Share or Class B Share by $0.06, and to reduce the average number of diluted Class A Subordinate Voting and Class B Shares outstanding by 1.0 million.

3. Business Acquisitions

Effective December 31, 2001, the Company completed the acquisition of an additional 30% interest in one of its jointly controlled entities for nominal cash consideration, increasing the Company's ownership to 75%. The transaction was accounted for using the purchase method. The net effect on the Company's balance sheet was a net decrease in working capital of $4.9 million (including cash acquired of $0.6 million), an increase in capital assets of $4.7 million, additional long-term debt acquired of $0.4 million and an increase in goodwill of $0.6 million. Pursuant to agreements executed on the purchase, the only other remaining shareholder of the jointly controlled entity has the option to purchase an additional 25% equity ownership interest from the Company at any time prior to August 1, 2004 at a formula price. While the option is outstanding, the Company and the remaining shareholder each retain the right to nominate one of the two directors composing the board of directors of this jointly controlled entity.

4. Segmented Information

The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region.

The Company currently operates in four geographic segments of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the July 31, 2001 consolidated financial statements and intersegment sales are accounted for at prices which approximate fair value.

Executive management assesses the performance of each segment based on income before income taxes as the management of income tax expense is centralized.

Three months ended July 31, 2002		North American Automotive		European Automotive		Other Automotive		Total
				[Canadian dollars in thousands]				
Total Sales	$	$ 263,372	$	75,032	$	15,131	$	353,535
Intersegment sales		(5,486)		(674)		-		(6,160)
Sales to external customers	$	257,886	$	74,358	$	15,131	$	347,375
Depreciation and amortization (Note 2 (a))	$	11,472	$	2,256	$	1,094	$	14,822
Interest, net	$	268	$	344	$	545	$	1,157
Income before income taxes	$	32,012	$	583	$	1,021	$	33,616
Capital assets, net	$	301,037	$	90,101	$	38,488	$	429,626
Capital asset additions	$	14,914	$	2,717	$	1,524	$	19,155
Goodwill, at carrying value (Note 2 (a))	$	19,828	$	946	$	-	$	20,774

Three months ended July 31, 2001		North American Automotive		European Automotive		Other Automotive		Total
				[Canadian dollars in thousands]				
Total Sales	$	238,068	$	56,811	$	13,245	$	308,124
Intersegment sales		(2,619)		(1,025)		-		(3,644)
Sales to external customers	$	235,449	$	55,786	$	13,245	$	304,480
Depreciation and amortization (Note 2 (a))	$	10,621	$	1,928	$	838	$	13,387
Interest, net	$	541	$	(33)	$	315	$	823
Income before income taxes	$	21,136	$	2,674	$	1,849	$	25,659
Capital assets, net	$	250,250	$	63,921	$	34,837	$	349,008
Capital asset additions	$	21,083	$	5,159	$	667	$	26,909
Goodwill, net (Note 2 (a))	$	17,870	$	1,361	$	-	$	19,231

Twelve months ended July 31, 2002	North American Automotive	European Automotive	Other Automotive	Total
	[Canadian dollars in thousands]			
Total Sales	$ 1,058,852	$ 253,614	$ 46,421	$ 1,358,887
Intersegment sales	(14,844)	(2,427)	-	(17,271)
Sales to external customers	$ 1,044,008	$ 251,187	$ 46,421	$ 1,341,616
Depreciation and amortization (Note 2 (a))	$ 44,263	$ 10,060	$ 4,340	$ 58,663
Interest, net	$ 1,475	$ 840	$ 1,698	$ 4,013
Income before income taxes	$ 116,126	$ 10,496	$ 1,490	$ 128,112
Capital assets, net	$ 301,037	$ 90,101	$ 38,488	$ 429,626
Capital asset additions	$ 93,460	$ 24,537	$ 4,036	$ 122,033
Goodwill, at carrying value (Note 2 (a))	$ 19,828	$ 946	$ -	$ 20,774

Twelve months ended July 31, 2001	North American Automotive	European Automotive	Other Automotive	Total
	[Canadian dollars in thousands]			
Total Sales	$ 948,336	$ 219,744	$ 45,564	$ 1,213,644
Intersegment sales	(8,725)	(2,775)	-	(11,500)
Sales to external customers	$ 939,611	$ 216,969	$ 45,564	$ 1,202,144
Depreciation and amortization (Note 2 (a))	$ 39,024	$ 8,368	$ 4,254	$ 51,646
Interest, net	$ 454	$ (510)	$ 1,753	$ 1,697
Income before income taxes	$ 103,615	$ 17,174	$ 3,431	$ 124,220
Capital assets, net	$ 250,250	$ 63,921	$ 34,837	$ 349,008
Capital asset additions	$ 80,211	$ 15,764	$ 1,650	$ 97,625
Goodwill, net (Note 2 (a))	$ 17,870	$ 1,361	$ -	$ 19,231

5. Capital Stock

Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at July 31, 2001. For details concerning the nature of the Company's securities, please refer to Note 10 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the year ended July 31, 2001 contained in the Company's 2001 Annual Report.

Options

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at July 31, 2002 were exercised:

	Number of Shares
Class A Subordinate Voting Shares outstanding as at July 31, 2002 *[i]*	18,074,779
Class B Shares outstanding as at July 31, 2002	14,223,900
Options to purchase Class A Subordinate Voting Shares	1,251,000
	33,549,679

The maximum number of shares reserved to be issued for stock options is 3,000,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares as at July 31, 2002 is 44,500.

[i] During the year, the number of Class A Subordinate Voting Shares has increased due to the exercise of 182,400 stock options and the issuance, via public offering, of 2,850,000 Class A Subordinate Voting Shares completed on July 18, 2002. The details of the proceeds from the offering are as follows:

	[Canadian dollars in thousands]
Total proceeds on issue of 2,850,000 shares at $35.15	$100,178
Expenses associated with the issue, net of taxes	(2,988)
	$ 97,190

6. Related Party Transactions

The Company completed transactions with Magna, the Company's controlling shareholder, and other companies under Magna's control as follows:

	Three Months Ended July 31		Twelve Months Ended July 31	
	2002	2001	2002	2001
	[Canadian dollars in thousands]			
Sales *[i]*	$ 4,503	$ 4,558	$ 21,072	$ 15,316
Purchases of materials and services *[i]*	$ 447	$ 1,502	$ 5,109	$ 6,960
Rental of manufacturing facilities	$ 317	$ 222	$ 1,328	$ 976
Affiliation fee *[ii]*	$ 3,474	$ 3,045	$ 13,416	$ 12,022
Social fee *[iii]*	$ 504	$ 385	$ 1,922	$ 1,863
Other specific charges *[iv]*	$ 588	$ 918	$ 2,913	$ 1,386
Interest	$ 11	$ 113	$ 28	$ 113
Construction management fees *[v(b)]*	$ -	$ -	$ 2,226	$ -

The outstanding balances related to these transactions included in the consolidated financial statements at the end of the period are as follows:

	July 31, 2002	July 31, 2001
	[Canadian dollars in thousands]	
Accounts receivable *[i]*	$ 2,484	$ 3,078
Accounts payable *[i]*	$ 6,560	$ 1,369

[i] Sales to and purchases from Magna and the resulting accounts receivable and payable balances are typically effected on normal commercial terms.

[ii] The Company is party to an affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, Magna granting the Company a non-exclusive world-wide license to use certain Magna trademarks, and Magna providing certain management and administrative services (including, among other things, utilization of Magna's foreign exchange forward credit facilities, if needed and as available) to the Company. The existing affiliation agreement was set to expire on July, 31, 2002, however, an extension of this agreement was negotiated with Magna and becomes effective August 1, 2002 for a term of seven years and five months expiring on December 31, 2009. Under the terms of the extended agreement, affiliation fees payable to Magna will continue to be calculated as one percent of the Company's consolidated net sales. However, the new agreement provides for a limited moratorium on the sales from acquired businesses in that there will be no affiliation fee payable on net sales generated from acquired businesses in the fiscal year of the acquisition and only 50% of the normal affiliation fee will be payable on such net sales in the following fiscal year. The full affiliation fee will be payable on net sales from acquired businesses in all the subsequent years.

[iii] Under the terms of a social fee agreement, the Company pays Magna a social fee of one and one half percent of pretax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including the Company. The social fee agreement (expiring July 31, 2002) was renewed with Magna, on the same terms, for a period of seven years and five months, expiring December 31, 2009.

[iv] Other specific charges are negotiated annually and are based on the level of benefits or services provided by Magna Services Inc. ("Serviceco") a wholly-owned subsidiary of Magna to the Company. The services that are provided include, but are not limited to: information technology (WAN infrastructure

and support services), human resources services, (including administration of the Employee Equity Participation and Profit Sharing Plan), foreign marketing services, finance, treasury and legal support, management and technology training and an allocated share of the facility and overhead costs dedicated to providing these services. During the year, the Company recorded a $0.6 million reimbursement of additional costs billed by Serviceco for other specific services described above, that had been provided to the Company in respect of fiscal 2001.

[v] Other transactions

a) Due to the previously announced abandonment of the proposed merger of Tesma and the Magna Steyr Group, costs approximating $0.6 million (net of a $2.0 million recovery from Magna pursuant to the merger agreement between the Company and Magna) that had been incurred specifically for the merger transaction were expensed by the Company as part of selling, general and administrative costs.

b) During the year, the Company embarked on or completed various real estate projects, including the construction of a new transmission components manufacturing facility, expansions at three other manufacturing facilities and the construction of a new corporate office, which were all sourced through a wholly-owned subsidiary of Magna. For the year, total costs approximating $22.3 million have been billed by this subsidiary for these projects, of which $20.1 million was billed on a cost recovery basis and $2.2 million was billed as construction management fees (including carrying charges).

c) During the year, the Company purchased $0.9 million (2001 - $0.4 million) of products and services from, and sold $0.3 million (2001 - $0.2 million) of products and services to, a company owned by the Vice Chairman and CEO of the Company. These transactions were effected on normal commercial terms. At July 31, 2002, $0.2 million is recorded as a net receivable from (2001 - $0.1 million net payable to) this company.

d) During the year, the Company purchased $0.1 million (2001 - $nil) of services from firms affiliated with certain members of the Company's Board of Directors.

e) During the year, the Company loaned $0.6 million to the Vice Chairman and CEO of the Company with interest at the rate of 4% per annum. The loan and all associated interest was repaid prior to year end.